UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-38264

Four Seasons Education (Cayman) Inc.

Room1301, Zi’an Building, 309 Yuyuan Road, Jing’an District, Shanghai

PRC 200040

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F☑	Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Press Release: Four Seasons Education Receives Non-Compliance Letter from NYSE Regarding Holders Requirements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Four Seasons Education (Cayman) Inc.

By:	/s/ Yi Zuo
Name:	Yi Zuo
Title:	Director and Chief Executive Officer

Date: February 3, 2025